# LoxSmith
## Profit & Loss
### January through June 2022

|  | Jan - Jun 22 |
|---|---|
| **Ordinary Income/Expense** |  |
| **Income** |  |
| **Food Sales** | 56,435.65 |
| **NonRevenue Items** | 317.11 |
| **Total Income** | 56,752.76 |
| **Cost of Goods Sold** |  |
| **Bagel Supplies** | 19,105.20 |
| **Cafe Supplies** | 6,783.44 |
| **Subcontractor** | 7,592.35 |
| **Total COGS** | 33,480.99 |
| **Gross Profit** | 23,271.77 |
| **Expense** |  |
| **Advertising and Promotion** | 1,774.29 |
| **Business License and Permits** | 1,397.72 |
| **Business Travel** |  |
| **Fare** | 1,843.94 |
| **fuel** | 636.91 |
| **Parking** | 217.21 |
| **Business Travel - Other** | 20.00 |
| **Total Business Travel** | 2,718.06 |
| **Charges and Fees** |  |
| **Bank Service Charges** | 2,507.19 |
| **Merchant Account** | 1,239.53 |
| **Charges and Fees - Other** | 282.61 |
| **Total Charges and Fees** | 4,029.33 |
| **Computer and Internet Expenses** | 993.13 |
| **Employee Advance** | 2,237.60 |
| **Interest Expense** | 4,377.90 |
| **Office Supplies** | 176.95 |
| **Payroll Taxes** | 2,822.12 |
| **Postage and Delivery** | 2.69 |
| **Professional Fees** |  |
| **Bookkeeping** | 1,400.00 |
| **Research** | 642.00 |
| **Total Professional Fees** | 2,042.00 |
| **Rent Expense** | 2,650.00 |
| **Repairs and Maintenance** | 200.32 |
| **Supplies** | 197.33 |
| **Telephone Expense** | 210.00 |
| **Wages** |  |
| **Chef** | 14,150.93 |
| **Total Wages** | 14,150.93 |
| **Total Expense** | 39,980.37 |
| **Net Ordinary Income** | -16,708.60 |
| **Other Income/Expense** |  |
| **Other Income** |  |
| **Perks Given** | 25,622.09 |
| **Total Other Income** | 25,622.09 |
| **Other Expense** |  |
| **Penalties** | 10.00 |

# LoxSmith
# Profit & Loss
### January through June 2022

| | Jan - Jun 22 |
|---|---|
| **Total Other Expense** | 10.00 |
| **Net Other Income** | 25,612.09 |
| **Net Income** | **8,903.49** |

# LoxSmith
# Balance Sheet
### As of June 30, 2022

|  | Jun 30, 22 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Bank of America 8232** | 309.21 |
| **Cash** | 6,872.09 |
| **PayPal** | 2,547.96 |
| **Venmo** | 5,229.23 |
| **Total Checking/Savings** | 14,958.49 |
| **Other Current Assets** | |
| **Website** | 460.00 |
| **Total Other Current Assets** | 460.00 |
| **Total Current Assets** | 15,418.49 |
| **Fixed Assets** | |
| **Kitchen Equipment** | 19,418.10 |
| **Total Fixed Assets** | 19,418.10 |
| **TOTAL ASSETS** | **34,836.59** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| **Payroll Liabilities** | 4,651.17 |
| **Sales Tax Payable** | 7,155.67 |
| **Tips Received** | 7,432.10 |
| **Total Other Current Liabilities** | 19,238.94 |
| **Total Current Liabilities** | 19,238.94 |
| **Total Liabilities** | 19,238.94 |
| **Equity** | |
| **Opening Balance Equity** | -2,132.92 |
| **Owner Draw and Contributions** | -95,199.66 |
| **Retained Earnings** | 104,026.74 |
| **Net Income** | 8,903.49 |
| **Total Equity** | 15,597.65 |
| **TOTAL LIABILITIES & EQUITY** | **34,836.59** |

# LoxSmith
## Statement of Cash Flows
### January through June 2022

|  | Jan - Jun 22 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | 8,903.49 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Payroll Liabilities** | 2,170.94 |
| **Sales Tax Payable** | 7,155.62 |
| **Tips Received** | 7,432.10 |
| **Net cash provided by Operating Activities** | 25,662.15 |
| **INVESTING ACTIVITIES** | |
| **Kitchen Equipment** | -17,151.00 |
| **Net cash provided by Investing Activities** | -17,151.00 |
| **FINANCING ACTIVITIES** | |
| **Legend Advance Funding** | -14,157.88 |
| **Owner Draw and Contributions** | 27,740.26 |
| **Owner Draw and Contributions:Bank of America Checking 2812** | -5,084.66 |
| **Owner Draw and Contributions:Bank of America Checking 7173** | 22,426.53 |
| **Owner Draw and Contributions:Bank of America Savings 8607** | 1,000.00 |
| **Owner Draw and Contributions:Meals and Entertainment** | -7,292.15 |
| **Owner Draw and Contributions:Owner Draw** | -8,689.90 |
| **Owner Draw and Contributions:Visa 2826 3354** | -7,898.19 |
| **Owner Draw and Contributions:Visa 3354** | -2,000.00 |
| **Net cash provided by Financing Activities** | 6,044.01 |
| **Net cash increase for period** | 14,555.16 |
| **Cash at beginning of period** | 403.33 |
| **Cash at end of period** | **14,958.49** |